UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Accolade, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00437E 102

(CUSIP Number)

Anne-Marie F. Shelley, Esq.

General Counsel and Chief Compliance Officer

Accretive, LLC

660 Madison Avenue

12th Floor, Suite 1215

(646) 282-3382

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000437E 102	SCHEDULE 13D	Page 2 of 22 Pages

1	Names of Reporting Persons J. Michael Cline
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,129,108(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,129,108(1)

11	Aggregate Amount Beneficially Owned by Reporting Person 10,129,108(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%(2)
14	Type of Reporting Person IN

(1)

Such figure includes (i) 128,961 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Accolade, Inc. (the “Issuer”) held directly by Accretive Care Holding Partnership (“ACHP”), (ii) 1,130,221 shares of Common Stock held directly by Accretive Coinvestment Partners, LLC (“ACP”), (iii) 1,076,796 shares of Common Stock held directly by Accretive II Coinvestment, L.P. (“Coinvestment II”), (iv) 3,293,683 shares of Common Stock held directly by Accretive II, L.P. (“Accretive II”), and (v) 4,499,447 shares of Common Stock held directly by Accretive Investors SBIC, L.P. (“Accretive Investors SBIC” and together with ACHP, ACP, Coinvestment II and Accretive II, the “Accretive Entities”). Accretive II GP, LLC (“Accretive II GP”) is the general partner of ACHP, Coinvestment II and Accretive II, and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entities. Accretive Associates I, LLC (“Accretive Associates I”) is the managing member of ACP and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Accretive Associates SBIC, LLC (“Accretive Associates SBIC” and together with Accretive II GP and Accretive Associates I, the “General Partners”) is the general partner of Accretive Investors SBIC and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. J. Michael Cline (“Mr. Cline”), a member of the Issuer’s Board of Directors, and Edgar Bronfman, Jr. (“Mr. Bronfman”) are the managing members of each of the General Partners and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by the Accretive Entities, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 000437E 102	SCHEDULE 13D	Page 3 of 22 Pages

1	Names of Reporting Persons Edgar Bronfman, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,129,108(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,129,108(1)

11	Aggregate Amount Beneficially Owned by Reporting Person 10,129,108(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.8%(2)
14	Type of Reporting Person IN

(1)

Such figure includes (i) 128,961 shares of Common Stock held directly by ACHP, (ii) 1,130,221 shares of Common Stock held directly by ACP, (iii) 1,076,796 shares of Common Stock held directly by Coinvestment II, (iv) 3,293,683 shares of Common Stock held directly by Accretive II, and (v) 4,499,447 shares of Common Stock held directly by Accretive Investors SBIC. Accretive II GP is the general partner of ACHP, Coinvestment II and Accretive II, and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entities. Accretive Associates I is the managing member of ACP and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Accretive Associates SBIC is the general partner of Accretive Investors SBIC and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of each of the General Partners and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by the Accretive Entities, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 4 of 22 Pages

1	Names of Reporting Persons Accretive Care Holding Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 128,961(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 128,961(1)

11	Aggregate Amount Beneficially Owned by Reporting Person 128,961(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14	Type of Reporting Person PN

(1)

Such figure consists of 128,961 shares of Common Stock held directly by ACHP. Accretive II GP is the general partner of ACHP and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entities. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive II GP and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive II GP, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 5 of 22 Pages

1	Names of Reporting Persons Accretive Coinvestment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,130,221(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,130,221(1)

11	Aggregate Amount Beneficially Owned by Reporting Person 1,130,221(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%(2)
14	Type of Reporting Person OO

(1)

Such figure consists of 1,130,211 shares of Common Stock held directly by ACP. Accretive Associates I is the managing member of ACP and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive Associates I and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive Associates I, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 6 of 22 Pages

1	Names of Reporting Persons Accretive II Coinvestment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,076,796(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,076,796(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,796(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%(2)
14	Type of Reporting Person PN

(1)

Such figure consists of 1,076,796 shares of Common Stock held directly by Coinvestment II. Accretive II GP is the general partner of Coinvestment II and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entities. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of the Accretive II GP and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by the Accretive II GP, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 7 of 22 Pages

1	Names of Reporting Persons Accretive II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,293,683(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,293,683(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,293,683(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%(2)
14	Type of Reporting Person PN

(1)

Such figure consists of 3,293,683 shares of Common Stock held directly by Accretive II. Accretive II GP is the general partner of Accretive II and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entities. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive II GP and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive II GP, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 8 of 22 Pages

1	Names of Reporting Persons Accretive Investors SBIC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,499,447(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,499,447(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,499,447(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%(2)
14	Type of Reporting Person PN

(1)

Such figure consists of 4,499,447 shares of Common Stock held by Accretive Investors SBIC. Accretive Associates SBIC is the general partner of Accretive Investors SBIC and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive Associates SBIC and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive Associates SBIC, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 9 of 22 Pages

1	Names of Reporting Persons Accretive II GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,499,440(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,499,440(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,499,440(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%(2)
14	Type of Reporting Person OO

(1)

Such figure includes (i) 128,961 shares of Common Stock held directly by ACHP, (ii) 1,076,796 shares of Common Stock held directly by Coinvestment II, and (iii) 3,293,683 shares of Common Stock held directly by Accretive II. Accretive II GP is the general partner of ACHP, Coinvestment II and Accretive II, and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entities. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive II GP and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive II GP, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 10 of 22 Pages

1	Names of Reporting Persons Accretive Associates I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,130,221(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,130,221(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,221(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%(2)
14	Type of Reporting Person OO

(1)

Such figure consists of 1,130,221 shares of Common Stock held directly by ACP. Accretive Associates I is the managing member of ACP and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive Associates I and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive Associates I, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 11 of 22 Pages

1	Names of Reporting Persons Accretive Associates SBIC, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,499,447(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,499,447(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,499,447(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.2%(2)
14	Type of Reporting Person OO

(1)

Such figure consists of 4,499,447 shares of Common Stock held by Accretive Investors SBIC. Accretive Associates SBIC is the general partner of Accretive Investors SBIC and may be deemed to have voting, investment and dispositive power with respect to the securities held by such entity. Mr. Cline, a member of the Issuer’s Board of Directors, and Mr. Bronfman are the managing members of Accretive Associates SBIC and may each be deemed to have shared voting, investment and dispositive power with respect to the securities held by Accretive Associates SBIC, but disclaim beneficial ownership of such securities.

(2)

Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the SEC on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 12 of 22 Pages

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Accolade, Inc., a Delaware corporation (referred to herein as the “Issuer”). The principal executive offices of the Issuer are located at 1201 Third Avenue, Suite 1700, Seattle, WA 98101.

Item 2.	Identity and Background

(a)

This statement is being filed by the following reporting persons (collectively, the “Reporting Persons”): (i) Accretive Care Holding Partnership (“ACHP”), (ii) Accretive Coinvestment Partners, LLC (“ACP”), (iii) Accretive II Coinvestment, L.P. (“Coinvestment II”), (iv) Accretive II, L.P. (“Accretive II”), (v) Accretive Investors SBIC, L.P. (“Accretive Investors SBIC” and together with ACHP, ACP, Coinvestment II and Accretive II, the “Accretive Entities”), (vi) Accretive II GP, LLC (“Accretive II GP”) , (vii) Accretive Associates I, LLC (“Accretive Associates I”), (viii) Accretive Associates SBIC, LLC (“Accretive Associates SBIC” and together with Accretive II GP and Accretive Associates I, the “General Partners”), (ix) J. Michael Cline (“Mr. Cline”), and (x) Edgar Bronfman, Jr. (“Mr. Bronfman” and together with Mr. Cline, the “Managing Members”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)

The address of the principal offices of the Accretive Entities and the General Partners is 660 Madison Avenue, 12th Floor, Suite 1215, New York, NY 10065. Mr. Cline and Mr. Bronfman are individuals with a business address at 660 Madison Avenue, 12th Floor, Suite 1215, New York, NY 10065.

(c)	The principal business of the Accretive Entities is private equity investing. The principal business of the General Partners is to serve as the general partners of the Accretive Entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

ACHP is a Delaware general partnership. ACP, Accretive Associates SBIC, Accretive Associates I and Accretive II are Delaware limited liability companies. Coinvestment II, Accretive II and Accretive Investors SBIC are Delaware limited partnerships. Mr. Cline and Mr. Bronfman are both citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

ACHP

The aggregate purchase price of the 45,598 shares of the Issuer’s Series A-1 Preferred Stock (“Series A-1 Preferred”) purchased by ACHP is approximately $128,085.

The aggregate purchase price of the 32,575 shares of the Issuer’s Series A-2 Preferred Stock (“Series A-2 Preferred”) purchased by ACHP is approximately $126,261.

The aggregate purchase price of the 26,356 shares of the Issuer’s Series B Preferred Stock (“Series B Preferred”) purchased by ACHP is approximately $110,031.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 13 of 22 Pages

The aggregate purchase price of the 5,146 shares of the Issuer’s Series C Preferred Stock (“Series C Preferred”) purchased by ACHP is approximately $59,921.

ACP

The aggregate purchase price of the 378,186 shares of Series A-1 Preferred purchased by ACP is approximately $1,062,324.

The aggregate purchase price of the 306,871 shares of Series A-2 Preferred purchased by ACP is approximately $1,189,432.

The aggregate purchase price of the 230,215 shares of Series B Preferred purchased by ACP is approximately $961,102.

The aggregate purchase price of the 45,061 shares of Series C Preferred purchased by ACP is approximately $524,697.

Coinvestment II

The aggregate purchase price of the 380,732 shares of Series A-1 Preferred purchased by Coinvestment II is approximately $1,069,476.

The aggregate purchase price of the 271,999 shares of Series A-2 Preferred purchased by Coinvestment II is approximately $1,054,268.

The aggregate purchase price of the 220,059 shares of Series B Preferred purchased by Coinvestment II is approximately $918,702.

The aggregate purchase price of the 42,970 shares of Series C Preferred Stock purchased by Coinvestment II is approximately $500,349.

Accretive II

The aggregate purchase price of the 1,164,574 shares of Series A-1 Preferred purchased by Accretive II is approximately $3,271,288.

The aggregate purchase price of the 831,986 shares of Series A-2 Preferred purchased by Accretive II is approximately $3,224,778.

The aggregate purchase price of the 673,113 shares of Series B Preferred purchased by Accretive II is approximately $2,810,112.

The aggregate purchase price of the 131,436 shares of Series C Preferred purchased by Accretive II is approximately $1,530,460.

Accretive Investors SBIC

The aggregate purchase price of the 1,590,905 shares of Series A-1 Preferred purchased by Accretive Investors SBIC is approximately $4,468,852.

The aggregate purchase price of the 1,136,563 shares of Series A-2 Preferred Stock purchased by Accretive Investors SBIC is approximately $4,405,318.

The aggregate purchase price of the 919,528 shares of Series B Preferred purchased by Accretive Investors SBIC is approximately $3,838,845.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 14 of 22 Pages

The aggregate purchase price of the 179,553 shares of Series C Preferred purchased by Accretive Investors SBIC is approximately $2,090,742.

In March 2020, the Issuer effected a one-for-five reverse stock split of the Issuer’s outstanding preferred stock and Common Stock, subject to the Issuer’s Amended and Restated Certificate of Incorporation, as amended. The previously represented numbers in this Item 3 reflect post-reverse stock split holdings.

On July 7, 2020, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each share of Series A-1 Preferred automatically converted into 1.127681818 shares of Common Stock for no consideration, each share of Series A-2 Preferred automatically converted into 1.176181818 shares of Common Stock for no consideration, each share of Series B Preferred automatically converted into 1.18976363636364 shares of Common Stock for no consideration, and each share of Series C Preferred automatically converted into 1.52927954545455 shares of Common Stock for no consideration.

As a result:

(i)

the shares of Series A-1 Preferred held by ACHP converted into 51,420 shares of Common Stock, the shares of Series A-2 Preferred held by ACHP converted into 38,314 shares of Common Stock, the shares of Series B Preferred held by ACHP converted into 31,357 shares of Common Stock, and the shares of Series C Preferred held by ACHP converted into 7,869 shares of Common Stock, plus 1 share of Common Stock representing the aggregate total of all fractional shares that ACHP was entitled to receive following the conversion of the preferred stock that it held;

(ii)

the shares of Series A-1 Preferred held by ACP converted into 426,473 shares of Common Stock, the shares of Series A-2 Preferred held by ACP converted into 360,936 shares of Common Stock, the shares of Series B Preferred held by ACP converted into 273,901 shares of Common Stock, and the shares of Series C Preferred held by ACP converted into 68,910 shares of Common Stock, plus 1 share of Common Stock representing the aggregate total of all fractional shares that ACP was entitled to receive following the conversion of the preferred stock that it held;

(iii)

the shares of Series A-1 Preferred held by Coinvestment II converted into 429,344 shares of Common Stock, the shares of Series A-2 Preferred held by Coinvestment II converted into 319,920 shares of Common Stock, the shares of Series B Preferred held by Coinvestment II converted into 261,818 shares of Common Stock, and the shares of Series C Preferred held by Coinvestment II converted into 65,713 shares of Common Stock, plus 1 share of Common Stock representing the aggregate total of all fractional shares that Coinvestment II was entitled to receive following the conversion of the preferred stock that it held;

(iv)

the shares of Series A-1 Preferred held by Accretive II converted into 1,313,268 shares of Common Stock, the shares of Series A-2 Preferred held by Accretive II converted into 978,566 shares of Common Stock, the shares of Series B Preferred held by Accretive II converted into 800,845 shares of Common Stock, and the shares of Series C Preferred held by Accretive II converted into 201,002 shares of Common Stock, plus 2 shares of Common Stock representing the aggregate total of all fractional shares that Accretive II was entitled to receive following the conversion of the preferred stock that it held; and

(v)

the shares of Series A-1 Preferred held by Accretive Investors SBIC converted into 1,794,034 shares of Common Stock, the shares of Series A-2 Preferred held by Accretive Investors SBIC converted into 1,336,804 shares of Common Stock, the shares of Series B Preferred held by Accretive Investors SBIC converted into 1,094,020 shares of Common Stock, and the shares of Series C Preferred held by Accretive Investors SBIC converted into 274,586 shares of Common Stock, plus 3 shares of Common Stock representing the aggregate total of all fractional shares that Accretive Investors SBIC was entitled to receive following the conversion of the preferred stock that it held.

All shares of the capital stock of the Issuer purchased by the Accretive Entities were purchased using investment funds provided to each by its investors. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 15 of 22 Pages

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon pricing, subsequent developments affecting the Issuer, its business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to acquire or dispose of securities of the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans, or otherwise, subject to the terms of the Lock-Up Agreement (as defined below), or engage in discussions with the Issuer concerning such acquisitions or dispositions.

Mr. Cline is a member of the Board of Directors of the Issuer. In addition, in his capacity as a director, Mr. Cline may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to a plan or policy with regard to compensation of members of the Board of Directors.

Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 16 of 22 Pages

Item 5.	Interest in Securities of the Issuer

(a)

Accretive Entities
Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
ACHP	128,961	ACHP	128,961	0	0.3%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
ACP	1,130,221	ACP	1,130,221	0	2.3%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Coinvestment II	1,076,796	Coinvestment II	1,076,796	0	2.2%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive II	3,293,683	Accretive II	3,293,683	0	6.8%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive Investors SBIC	4,499,447	Accretive Investors SBIC	4,499,447	0	9.2%

General Partners
	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive II GP	128,961	ACHP	128,961	0
	1,076,796	Coinvestment II	1,076,796	0
	3,293,683	Accretive II	3,293,683	0

Total	4,499,440		4,499,440	0	9.2%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive Associates I	1,130,221	ACP	1,130,221	0

Total	1,130,221		1,130,221	0	2.3%

CUSIP No. 000437E 102	SCHEDULE 13D	Page 17 of 22 Pages

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive Associates SBIC	4,499,447	Accretive Investors SBIC	4,499,447	0

Total	4,499,447		4,499,447	0	9.2%

Managing Members
Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Mr. Cline	128,961	ACHP	128,961	0
	1,130,221	ACP	1,130,221	0
	1,076,796	Coinvestment II	1,076,796	0
	3,293,683	Accretive II	3,293,683	0
	4,499,447	Accretive Investors SBIC	4,499,447	0

Total	10,129,108		10,129,108	0	20.8%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Mr. Bronfman	128,961	ACHP	128,961	0
	1,130,221	ACP	1,130,221	0
	1,076,796	Coinvestment II	1,076,796	0
	3,293,683	Accretive II	3,293,683	0
	4,499,447	Accretive Investors SBIC	4,499,447	0

Total	10,129,108		10,129,108	0	20.8%

The percentages set forth in Item 5(a) are based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Securities and Exchange Commission (“SEC”) on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act.

Accretive II GP, as the general partner of ACHP, Coinvestment II and Accretive II, has the power to vote and dispose of securities held by such entities and may be deemed to beneficially own the securities held of record by the same. Accretive Associates I, as the managing member of ACP, has the power to vote and dispose of securities held by such entity and may be deemed to beneficially own the securities held of record by the same. Accretive Associates SBIC, as the general partner of Accretive Investors SBIC, has the power to vote and dispose of securities held by such entity and may be deemed to beneficially own the securities held of record by the same.

Each of the Managing Members is a managing member of Accretive II GP, Accretive Associates I and Accretive Associates SBIC. The Managing Members share the decision-making power of Accretive II GP, Accretive Associates I and Accretive Associates SBIC with respect to the voting and disposition of the securities of the Issuer beneficially owned by both entities. As a result, each of the Managing Members may be deemed to beneficially own the securities of the Issuer held of record by the Accretive Entities.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(b)	See the information in subsection (a) above.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Issuer’s Common Stock during the past 60 days.

CUSIP No. 000437E 102	SCHEDULE 13D	Page 18 of 22 Pages

(d)

As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this statement is incorporated herein by reference.

The Accretive Entities and certain of the Issuer’s other investors are parties to a Fifth Amended and Registration Rights Agreement, dated October 2, 2019, with the Issuer (the “Registration Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-236786) declared effective by the SEC on July 1, 2020 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Registration Rights Agreement, which is filed as Exhibit 2 to this statement and is incorporated herein by reference.

In connection with the Offering, the Accretive Entities and Mr. Cline have entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of the Lock-up Agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Lock-up Agreement, a form of which is filed as Exhibit 3 to this statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Cline. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Cline for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Cline in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this statement and is incorporated herein by reference.

The Issuer has established a policy with regard to the compensation of members of its Board of Directors. Mr. Cline, in his capacity as director, is entitled to receive cash compensation and equity compensation pursuant to such policy, a form of which is filed as Exhibit 5 to this statement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of July 16, 2020, by and among the Reporting Persons.

Exhibit 2	Fifth Amended and Restated Registration Rights Agreement, dated October 2, 2019, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the SEC on February 28, 2020 (File No. 333-236786) and incorporated herein by reference).

Exhibit 3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the SEC on June 24, 2020 (File No. 333-236786) and incorporated herein by reference).

Exhibit 4	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 as filed with the SEC on February 28, 2020 (File No. 333-236786) and incorporated herein by reference).

Exhibit 5	Non-Employee Director Compensation Policy (filed as Exhibit 10.33 to the Issuer’s Registration Statement on Form S-1 as filed with the SEC on June 16, 2020 (File No. 333-236786) and incorporated herein by reference).

CUSIP No. 000437E 102	SCHEDULE 13D	Page 19 of 22 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2020	Accretive Care Holding Partnership

By: Accretive II GP, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive Coinvestment Partners, LLC

By: Accretive Associates I, LLC, its managing member

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive II Coinvestment, L.P.

By: Accretive II GP, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive II, L.P.

By: Accretive II GP, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive Investors SBIC, L.P.

By: Accretive Associates SBIC, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive II GP, LLC

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

CUSIP No. 000437E 102	SCHEDULE 13D	Page 20 of 22 Pages

Accretive Associates I, LLC

By:	/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

Accretive Investors SBIC, LLC

By:	/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

/s/ J. Michael Cline
J. Michael Cline

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.